(AIG Letterhead)

April 11, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Re:	American International Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 001-08787

Dear Mr. Rosenberg:

We are in receipt of your letter dated March 28, 2013 with respect to American International Group, Inc.’s (“AIG,” “we,” “us,” or “our”) Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (“Form 10-K”). This letter sets forth our responses to the Staff’s comments contained in your letter.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 10-K, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We have repeated your comments below to facilitate your review.

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General

1.	Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

AIG Response

We acknowledge your comment.

Mr. Jim B. Rosenberg	April 11, 2013
Securities and Exchange Commission	Page 2

Notes to Consolidated Financial Statements

4. Divested Businesses, Held-For-Sale Classification and Discontinued Operations International Lease Finance Corporation sale, page 229

2.	Please provide us with an analysis supporting your conclusion that the 80.1% sale of ILFC qualified for discontinued operations accounting treatment. Please include the respective board representation in ILFC that you will have after the transaction is complete.

AIG Response

Overview

We entered into an agreement on December 9, 2012 to sell up to 90% of International Lease Finance Corporation (“ILFC”) to an investor group1 (the “Agreement”). The Agreement calls for a minimum 80.1% stake to be purchased in ILFC, and includes an option for the Investor Group to buy an additional 9.9% stake from us (the “Option”). Because ILFC is not a core asset of AIG, a 100% disposition of ILFC was one of the preferred sale terms. However, our retention of a minor 10% to 19.9% interest in ILFC as part of the Agreement was accepted to achieve the highest total economic value of ILFC. As a result, we expect to be a passive investor in ILFC upon closing of the Agreement (the “Closing”).

As part of our analysis as to whether the expected sale of ILFC met the criteria provided in Accounting Standards Codification (“ASC”) Topic 205-20-45, Presentation of Financial Statements—Other Presentation Matters (“ASC 205”) to be reported as a discontinued operation, as discussed in greater detail below, we considered the likelihood that the Investor Group would exercise the Option because our retained interest in ILFC, and the related representation on ILFC’s board of directors, would be a significant factor in determining whether we had significant continuing involvement. Based on available information obtained through on-going discussions with the Investor Group, as well as through the preparation and submission of regulatory filings, we determined that it is expected that the Investor Group would exercise the Option. This information includes the level of liquidity and subscriber interest accumulated by the Investor Group.

Based on the above and other factors as discussed in our detailed analysis below, we determined that our retained interest in ILFC, including the related board representation, does not indicate significant influence or significant continuing involvement.

Analysis

We analyzed whether the two criteria required by ASC 205 were met that would require ILFC to be presented as a discontinued operation—namely, that (1) the operations and cash flows of

[1]	The “Investor Group” consists of New China Trust Co. Ltd., China Aviation Industrial Fund and P3 Investments, Ltd.

Mr. Jim B. Rosenberg	April 11, 2013
Securities and Exchange Commission	Page 3

ILFC have been (or will be) eliminated from our ongoing operations as a result of the disposal transaction (discussed under “Criterion 1” below) and (2) we will not have any significant continuing involvement in the operations of ILFC after the disposal transaction (discussed under “Criterion 2” below). We also considered the guidance contained in ASC 205-20-55, Presentation of Financial Statements—Implementation Guidance and Illustrations, and ASC 323-10-15-6 through -11, Investments—Equity Method and Joint Ventures—Scope and Exceptions, all as discussed below.

Criterion 1

We own two subsidiaries other than ILFC that have invested in a small fleet of commercial aircraft that will continue to be managed by ILFC after the Closing. The operations of these two subsidiaries are being run off and no further investments in aircraft are planned. We concluded that we expect continuing cash flows subsequent to the Closing related to (i) fees we expect to pay to ILFC for the management of the aircraft owned by these AIG subsidiaries and (ii) our sale to ILFC of parts from decommissioned aircraft owned by these subsidiaries. The expenses we expect to incur associated with these agreements, which totaled approximately 1% of total ILFC expenses for 2012, are not significant, and therefore are not “direct cash flows.” We expect to settle all intercompany transactions, complete substantially all separation activities and transfer to third-party vendors or counterparties substantially all transition services on or before the Closing. Further, litigation settlements, if any (none are contemplated at the date of this letter), subsequent to the Closing will be shared between us and ILFC 75% and 25%, respectively. Cash flows related to any such litigation settlements would not constitute continuing cash flows under ASC 205-20-55.

Additionally, we concluded that certain continuing cash flows result from a migration of leasing revenues because of the continued leasing activities of these subsidiaries. The leasing revenues earned by the subsidiaries represented approximately 4% of total leasing revenues earned by ILFC in 2012, which we consider not to be significant and therefore are not direct cash flows under ASC 205-20-55.

Criterion 2

We concluded that we will not have significant continuing involvement with the operations of ILFC subsequent to the Closing because we will not have the ability to influence the operating or financial policies of ILFC. We will not have significant involvement in the operations of ILFC (through contractual arrangements or otherwise) after the Closing. Also, we will not account for the retained interest in ILFC as an equity method investment. We reached this conclusion after analyzing the following factors:

•

Representation on the board of directors. As of the date of the filing of our Form 10-K, an agreement, which will stipulate the rights to representation on ILFC’s board of directors (the “Shareholder Agreement”) had not been executed, although a term sheet summarizing many of the key elements of the to-be-agreed Shareholder Agreement was appended to the sale contract. Based on on-going negotiations with the Investor Group, we expect to have one seat on ILFC’s board. Because our retained interest in ILFC, expected to be 10%, will be very

Mr. Jim B. Rosenberg	April 11, 2013
Securities and Exchange Commission	Page 4

low in relation to the concentration held by the Investor Group (i.e., a small group of shareholders that have the ability to operate ILFC without regard to AIG), we expect to have little to no ability to influence the operations of ILFC through the one board seat. In the unlikely event the Investor Group does not exercise the Option, we may hold two board seats. However, based on the expected total number of board seats, our percentage representation on the board will be less than the percentage of our retained interest, whether the Option is exercised or not. Accordingly, we expect to hold less than 20% of the seats on ILFC’s board, solely to protect our interests.

•

Participation in policy-making process. We do not expect to participate in the policy-making process, other than discussions that may occur during ILFC board meetings. We expect to be a passive investor in ILFC subsequent to the Closing and will have no involvement in the management of ILFC, other than through board representation. The board will likely be composed of one AIG representative, experts in the U.S. and European aerospace and financial services industries and representatives from the Investor Group.

•

Material intra-entity transactions. We expect to retain an immaterial pension liability for vested ILFC participants in the qualified pension plan. Otherwise, we expect to settle all intercompany balances and all liabilities of the non-qualified pension plan and other pension-related benefits for ILFC employees prior to the Closing.

•	Interchange of managerial personnel or technological dependency. We do not expect there to be any interchange of managerial personnel or technological dependency.

•

Extent of our ownership in relation to concentration of other shareholders. We expect we will own 10% of the voting shares of ILFC after the Closing and the Investor Group will own, indirectly through a holding company, 90% of ILFC. This majority interest held by the Investor Group is considered to be highly concentrated based on the anticipated structure of the Investor Group.

•

Special veto, protective or participating rights. Although we expect to have a veto right related to limited protective decisions with respect to ILFC at the stockholder level[2], we expect to have no special veto, protective, or participating rights at the board level.

•	Nature and significance of all investments in investee. At the Closing our only investment is expected to be our 10% retained interest.

[2]	These decisions are: (1) any amendment to the constitutional documents of ILFC results in a disproportionate adverse effect on us; (2) making payments in respect of any shares of ILFC (other than ILFC’s market auction preferred stock) other than on a pro rata basis; (3) the purchase, redemption or reduction in of any share capital of ILFC other than on a pro rata basis; (4) any resolution to wind up ILFC or the filing of a petition for winding up by ILFC or the making of any arrangement with creditors generally or any application for an administration order or for the appointment of a receiver or administrator; (5) any material change in the nature or scope of the business of ILFC that involves more than 20% of the consolidated revenue of ILFC, including the introduction or discontinuance of any field of activity of the business of ILFC; and (6) entering into or variation of any related party transaction not in the ordinary course of business or on an arms-length basis.

Mr. Jim B. Rosenberg	April 11, 2013
Securities and Exchange Commission	Page 5

•

Opposition by the investee to actions by the investor such as initiating litigation or complaints to governmental regulatory authorities, or whether the investor and the investee sign an agreement (such as a standstill agreement) under which the investor surrenders significant rights as a shareholder. There is no opposition by ILFC to actions by AIG contemplated above and no agreements have been signed under which we surrender significant rights as a shareholder.

•

Majority ownership of the investee is concentrated among a small group of shareholders, which operate the investee without regard to the views of the investor. The Investor Group is expected to own 90% of ILFC. As a result, the Investor Group has the ability to control unilaterally ILFC’s operations. Also, the Investor Group is composed of a small number of investors. This allows for greater alignment of interests among the Investor Group. Accordingly, it is expected that the majority holder will have the ability to operate ILFC without regard to the views of AIG.

•

The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails. Not applicable. We will not account for ILFC using the equity method.

•	The investor is unable to obtain representation on the investee’s Board of Directors. Not applicable. We expect to retain one seat on ILFC’s board, as discussed above.

Conclusion

Based on this analysis, we concluded that ILFC met the criteria to be reported as a discontinued operation at December 31, 2012.

20. Statutory Financial Data and Restrictions, page 314

3. Please provide us proposed disclosure to be included in future filings to address the following:

•	Clarify whether there is a difference between statutory surplus disclosed in the table and statutory capital and surplus as required by ASC 944-505-50-1a.

•

Although you disclose that statutory capital of your insurance subsidiaries exceeded minimum company action level requirements, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

•

Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

Mr. Jim B. Rosenberg	April 11, 2013
Securities and Exchange Commission	Page 6

•

Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by American International Group to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

AIG Response

We will include disclosures substantially similar to the following in our “Statutory Financial Data and Restrictions” note to our consolidated financial statements in future filings on Form 10-K to address the Staff’s comments (changes to the disclosure contained in the Form 10-K are marked).

20. STATUTORY FINANCIAL DATA AND RESTRICTIONS

The following table presents statutory capital and surplus and net income (loss) for our Property Casualty and Life ~~insurance~~ & Retirement ~~services~~ operations in accordance with statutory accounting practices:

(in millions)	2012	2011	2010
At December 31,
Statutory capital and surplus(a):
Property Casualty(b)	$40,111	$40,215
Life ~~insurance~~ & Retirement ~~services~~(b)	14,692	14,184

Years Ended December 31,
Statutory net income (loss)(a)~~(c)~~
Property Casualty	$3,855	$2,330	$471
Life ~~insurance~~ & Retirement ~~services~~	3,827	797	794

(a)	Excludes discontinued operations and other divested businesses. Statutory capital and surplus and net income (loss) with respect to foreign operations are ~~estimated at~~ as of November 30.
(b)	The 2011 amount was increased by $917 million for Property Casualty and decreased $267 million for Life ~~insurance~~ & Retirement ~~services~~.
~~(c)~~	~~Includes catastrophe losses (property casualty) and Net realized capital gains and losses.~~

Our insurance subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by domestic and foreign insurance regulatory authorities. The principal differences between statutory financial statements and financial statements prepared in accordance with U.S. GAAP for domestic companies are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, investment impairments are determined in accordance with statutory accounting practices, assets and liabilities are presented net of reinsurance, policyholder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted.

Mr. Jim B. Rosenberg	April 11, 2013
Securities and Exchange Commission	Page 7

At both December 31, 2012~~,~~ and 2011, ~~and 2010,~~ the aggregate minimum required statutory capital and surplus of our domestic Property Casualty insurance subsidiaries ~~exceeded minimum company action level requirements~~ was approximately $5.8 billion. At December 31, 2012 and 2011, the aggregate minimum required statutory capital and surplus of our Life & Retirement insurance subsidiaries was approximately $4.3 billion and $3.5 billion, respectively. In addition, all U.S. insurance subsidiaries individually exceeded the minimum required statutory capital and surplus requirements at both dates.

At December 31, 2012 and 2011, the use of prescribed or permitted statutory accounting practices by our Property Casualty and Life & Retirement insurance subsidiaries did not result in reported statutory surplus or risk-based capital that is significantly different from the statutory surplus or risk-based capital that would have been reported had National Association of Insurance Commissioners’ statutory accounting practices or the prescribed regulatory accounting practices of its respective foreign regulatory authority been followed in all respects for domestic and foreign insurance entities, respectively.

Subsidiary Dividend Restrictions

Payments of dividends to us by our insurance subsidiaries are subject to certain restrictions imposed by regulatory authorities. With respect to our domestic insurance subsidiaries, the payment of any dividend requires formal notice to the insurance department in which the particular insurance subsidiary is domiciled. For example, unless permitted by the New York ~~Superintendent of Insurance~~ Department of Financial Services, property casualty companies domiciled in New York generally may not pay dividends to shareholders that, in any 12-month period, exceed the lesser of ~~ten percent~~ 10% of such company’s statutory policyholders’ surplus or 100% of its “adjusted net investment income,” for the previous year, as defined. Generally, less severe restrictions applicable to both property casualty and life insurance companies exist in most of the other states in which our insurance subsidiaries are domiciled. Under the laws of many states, an insurer may pay a dividend without prior approval of the insurance regulator when the amount of the dividend is below certain regulatory thresholds. Other foreign jurisdictions may restrict the ability of our foreign insurance subsidiaries to pay dividends. ~~There are also~~ V~~v~~arious other regulatory ~~local~~ restrictions also limit~~ing~~ cash loans and advances to us by our subsidiaries. Largely as a result of these restrictions, approximately ~~92 percent of the aggregate equity of our consolidated insurance operations was~~ $[to be provided in the 2013 Form 10-K] of the net assets of insurance companies accounted for under the equity method and $[to be provided in the 2013 Form 10-K] of the net assets of our consolidated subsidiaries were restricted from transfer to AIG Parent at December 31, 2012. ~~We cannot predict how regulatory investigations may affect the ability of our regulated subsidiaries to pay dividends.~~

Mr. Jim B. Rosenberg	April 11, 2013
Securities and Exchange Commission	Page 8

To our knowledge, no AIG insurance company is currently on any regulatory or similar “watch list” with regard to solvency.

Parent Company Dividend Restrictions

Our ability to pay dividends has not been subject to any contractual restrictions since the cancellation of our Series G Preferred Stock in May 2011. See Note 17 herein for additional information about our ability to pay dividends to our shareholders.

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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-8111.

Very truly yours, /s/ James J. Killerlane III Associate General Counsel and Assistant Secretary American International Group, Inc.